1934 Act Registration No. 1-31731

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

Dated Apr.11, 2007

Chunghwa Telecom Co., Ltd.

(Translation of Registrant’s Name into English)

21-3 Hsinyi Road Sec. 1,

Taipei, Taiwan, 100 R.O.C.

(Address of Principal Executive Office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of form 20-F or Form 40-F.)

Form 20-F      x            Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes                      No      x

(If “Yes” is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable )

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant Chunghwa Telecom Co., Ltd. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 2007/04/11

Chunghwa Telecom Co., Ltd.

By:	/s/ Joseph C.P. Shieh
Name:	Joseph C.P. Shieh
Title:	Senior Vice President CFO

Exhibit

Exhibit	Description
1. Announcement on 2007/03/23:	The Board approved the appointment of eight new positions for the management

2. Announcement on 2007/03/28:	To announce the differences for 2006 financial statements between ROC GAAP and US GAAP

3. Announcement on 2007/03/28:	Chunghwa Telecom held investor conference for 2006 operation results

4. Announcement on 2007/03/29:	The Company acquires a batch of Gigabit Ethernet Access Network Terminating devices totaled NT$757,800,000

5. Announcement on 2007/04/09:	To clarify the report that Chunghwa plans to invest in Elta Technology Co., Ltd.

6. Announcement on 2007/04/09:	To clarify the report that Chunghwa and Yang Ming Marine Transport Corp. are going to form strategic partnership to develop Vietnam’s industrial parks

7. Announcement on 2007/04/09:	To clarify the report that Chunghwa is going to invest millions of US dollars in Vietnam’s largest telecom operator

8. Announcement on 2007/04/10:	Chunghwa Telecom announced its revenues of NT$14.4 billion for March 2007

9. Announcement on 2007/04/10:	Mar 2007 sales

EXHIBIT 1

The Board approved the appointment of eight new positions for the management

Date of events: 2007/03/23

Contents:

1. Date of occurrence of the event: 2007/03/23

2. Company name: Chunghwa Telecom Co., Ltd.

3. Relationship to the Company (please enter “head office” or “affiliate company”): Head office

4. Reciprocal shareholding ratios: None

5. Cause of occurrence: The 19th Meeting of the 4th Term Board of Directors approved the appointment of 8 new positions for the management as follows:

(1) Feng-Hsiung Chang as the Executive SVP of the Company

(2) Hsiao-Tung Chang as the SVP of the Company

(3) Jen-Hon Lin as the Executive VP & President of Mobile Business Group

(4) Cheng-Lang Huang as the Executive VP & President of International Business Group

(5) Chi-Mao Hsieh as the Executive VP & President of Central Taiwan Business Group and Southern Taiwan Business Group; he will in position as the President of Southern Taiwan Business Group after the merge of the Central Taiwan Business Group and the Southern Taiwan Business Group.

(6) Jung-Ho Lee as the President of Telecom Laboratories

(7) Chin-Yi Yue be nominated to be the Chairman of Senao International Co., Ltd.

(8) Shan-Hsin Tsao be nominated to be the Chairman of Chunghaw Precision Test Tec. Co., Ltd.

6. Countermeasures: None

7. Any other matters that need to be specified: The nomination as chairmans shall be assigned after the approval of the Board meeting of the companies.

EXHIBIT 2

To announce the differences for 2006 financial statements between ROC GAAP and US GAAP

Date of events: 2007/03/28

Contents:

1. Date of occurrence of the event: 2007/03/28

2. Cause of occurrence: To announce the differences for 2006 financial statements between ROC GAAP and US GAAP

3. Content of overseas financial report required to be adjusted due to inconsistency in the accounting principles applied in the two places for (please enter in Chinese): Under accounting principles generally accepted in the Republic of China (ROC GAAP), Chunghwa Telecom Co., Ltd. @(or the “Company”) reported consolidated net income of NT$44,891,337 thousand, earnings per share of NT$4.63 in 2006, total assets of NT$461,395,854 thousand, total liabilities of NT$61,281,655 thousand, and total shareholders’ equity of NT$400,114,199 thousand as of December 31, 2006. Under generally accepted accounting principles in the United States of America (US GAAP), the Company reported consolidated net income of NT$42,072 million, earnings per share of NT$4.34 in 2006, total assets of NT$398,781 million, total liabilities of NT$78,636 million, minority interest of NT$98 million and total shareholders’ equity of NT$320,047 million as of December 31, 2006. The differences between ROC GAAP and US GAAP followed by the Company mainly come from employees’ bonus, remuneration for directors and supervisors, discounts for employee stock subscription, depreciation expenses , gains on sale of fixed assets and provision for 10% undistributed earning tax.

4. Any other matters that need to be specified: The Company’s earnings distribution and stockholders’ equity are in accordance with financial statements based on ROC GAAP.

EXHIBIT 3

Chunghwa Telecom held investor conference for 2006 operation results

Date of events: 2007/03/28

Contents:

1. Date of the investor/press conference: 2007/03/28

2. Location of the investor/press conference: Fl. 12, No. 21-3, Hsinyi Rd.Sec. 1, Taipei

3. Financial and business related information: Plesae refer to http://newmops.tse.com.tw/

4. Any other matters that need to be specified: none.

EXHIBIT 4

The Company acquires a batch of Gigabit Ethernet Access Network Terminating devices totaled NT$757,800,000

Date of events: 2007/03/29

Contents:

1. Name and nature of the subject matter (e.g.land located at Sublot XX, Lot XX, North District, Taichung City): A batch of Gigabit Ethernet Access Network Terminating devices (GESW Switch)

2. Date of the occurrence of the event: 2007/03/29

3. Transaction volume (e.g.XX square meters, equivalent to XX p’ing), unit price, total transaction price: A batch of device, total transaction price is NT$757,800,000.

4. Counterparty to the trade and its relationship with the company (if the trading counterpart is a natural person and is not an actual related party of the Company, the name of the trading counterpart is not required to be disclosed): HwaCom Systems Inc.

5. Where the counterpart to the trade is an actual related party, a public announcement shall also include the reason for choosing the related party as trading counterpart and the identity of the previous owner (including its relationship with the company and the trading counterpart), price of transfer and the date of acquisition: N/A

6. Where a person who owned the property within the past five years has been an actual related person of the company, a public announcement shall also include the dates and prices of acquisition and disposal by the related person and the person’s relationship to the company at those times: N/A

7. Anticipated loss or profit from the disposal (not applicable in cases of acquisition of assets) (where originally deferred, the status or recognition shall be stated and explained): N/A

8. Terms of delivery or payment (including payment period and monetary amount): Delivery and inspection are in batches; payment on delivery

9. The manner of deciding on this transaction (such as tender invitation , price comparison, or price negotiation), the reference basis for the decision on price and the decision-making department: In accordance with the “Procurement Management Rules of Chunghwa Telecom”

10. Name of the professional appraisal institution and its appraisal amount: N/A

11. Reason for any significant discrepancy with the transaction amount, and opinion of the certifying CPA: None

12. Is the appraisal report price a limited price or specific price?: N/A

13. Has an appraisal report not yet been obtained?: N/A

14. Reason an appraisal report has not yet been obtained: N/A

15. Broker and broker’s fee: N/A

16. Concrete purpose or use of the acquisition or disposition: Telecom materials for the GESW Switch project

17. Do the directors have any objection to the present transaction?: None

18. Any other matters that need to be specified: None

EXHIBIT 5

To clarify the report that Chunghwa plans to invest in Elta Technology Co., Ltd.

Date of events: 2007/04/09

Contents:

1. Name of the reporting media: Economic Daily News

2. Date of the report: 2007/04/09

3. Content of the report: CHT plans to invest in Elta Technology Co., Ltd.

4. Summary of the information provided by investors: None.

5. Company’s explanation of the reportage or provided information: Chunghwa Telecom will take part in Elta Technology Co., Ltd.’s seasoned equity offering. After the offering, Chunghwa will acquire 21.11% of Elta’s capital and take a board seat of it.

6. Countermeasures: None.

7. Any other matters that need to be specified: None.

EXHIBIT 6

To clarify the report that Chunghwa and Yang Ming Marine Transport Corp. are going to form strategic partnership to develop Vietnam’s industrial parks

Date of events: 2007/04/09

Contents:

1. Name of the reporting media: Commercial Times

2. Date of the report: 2007/04/09

3. Content of the report: Chunghwa and Yang Ming Marine Transport Corp. are going to sign MOU next month, forming strategic partnership to develop Vietnam’s industrial parks.

4. Summary of the information provided by investors: None.

5. Company’s explanation of the reportage or provided information: Both parties did have a preliminary discussion but there has been no conclusion so far.

6. Countermeasures: None.

7. Any other matters that need to be specified: None.

EXHIBIT 7

To clarify the report that Chunghwa is going to invest millions of US dollars in Vietnam’s largest telecom operator

Date of events: 2007/04/09

Contents:

1. Name of the reporting media: Commercial Times

2. Date of the report: 2007/04/09

3. Content of the report: Chunghwa is going to invest millions of US dollars in Vietnam’s largest telecom operator.

4. Summary of the information provided by investors: None.

5. Company’s explanation of the reportage or provided information: Chunghwa assesses the feasibility to invest in overseas markets but has no specific target so far. The news report is only a speculation.

6. Countermeasures: None.

7. Any other matters that need to be specified: None

EXHIBIT 8

Chunghwa Telecom announced its revenues of NT$14.4 billion for March 2007

Date of events: 2007/04/10

Contents:

1. Date of occurrence of the event: 2007/04/10

2. Company name: Chunghwa Telecom Co., Ltd.

3. Relationship to the Company (please enter “head office” or “affiliate company”): Head office

4. Reciprocal shareholding ratios: N/A

5. Cause of occurrence: Chunghwa Telecom’s revenue for March 2007 was NT$14.4 billion. The unaudited accumulated income from operations for January and March was NT$14.9 billion, net income was NT$12.1 billion and EPS was NT$1.25.

6. Countermeasures: None

7. Any other matters that need to be specified: None

EXHIBIT 9

Chunghwa Telecom

Apr. 10, 2007

This is to report the changes or status of 1) Sales volume 2) Funds lent to other parties 3) Endorsements and guarantees 4) Financial derivative transactions for the period of Mar 2007

1) Sales volume (NT$ Thousand)

Period	Items	2007	2006	Changes	%
Mar	Invoice amount	16,183,026	16,342,576	-159,550	-0.98%
Jan - Mar	Invoice amount	51,576,792	51,252,189	324,603	0.63%
Mar	Net sales	14,416,520	14,224,239	192,281	1.35%
Jan - Mar	Net sales	45,317,935	44,631,942	685,993	1.54%

b Trading purpose: None